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                                                                   EXHIBIT 20.2

CISCO COMPLETES ACQUISITION OF DAGAZ TECHNOLOGIES

SAN JOSE, Calif. -- September 2, 1997 -- Cisco Systems, Inc. today announced it has completed the acquisition of DAGAZ Technologies, Inc., a wholly owned subsidiary of Integrated Network Corporation (INC).

Under terms of the purchase announced on July 28, 1997, Cisco acquired INC's DAGAZ xDSL products and intellectual property, personnel and other xDSL-related assets. In connection with the transaction, Cisco expects a one-time charge against after-tax earnings of between $.08 and $.11 cents per share in the first fiscal quarter of 1998. Cisco expects the transaction to have a neutral EPS impact in the first year and to be accretive thereafter.

ABOUT INC

INC (http://www.integnet.com) was founded in 1985 by senior Bell System executives and takes a network-wide approach to providing enhanced voice, data and video service capabilities. INC's DAGAZ xDSL business (http://www.dagaztech.com) is dedicated to delivering broadband multimedia using a suite of products that span the Last Mile Network -- the network segment that extends the enterprise to small business, remote offices and residential markets. DAGAZ products enhance existing networks, offering scalable, cost-effective, media-independent solutions for passage of broadband multimedia applications such as voice, video and data to end users.

ABOUT CISCO SYSTEMS INC.

Cisco Systems (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at http://www.cisco.com.

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Cisco, Cisco Systems and the Cisco Systems logo are registered trademarks of
Cisco Systems, Inc. in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.